VANCOUVER OFFICE
Suite 400 – 837 West Hastings Street
Vancouver, BC V6C 3N6 CANADA

T EL: (604) 687-1717
FA X: (604) 687-1715
WEB: www.augustaresource.com

March 28, 2012

TO: ALL APPLICABLE EXCHANGES AND COMMISSIONS

Dear Sirs:

Re:	Augusta Resource Corporation (the “Company”)

We advise the following with respect to the upcoming Meeting of Shareholders for the referenced Company:

1.	Meeting Type	: Annual and Special
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 050912203
5.	Record Date for Notice	: May 7, 2012
6.	Record Date for Voting	: May 7, 2012
7.	Beneficial Ownership determination date	: May 7, 2012
8.	Meeting Date	: June 12, 2012
9.	Meeting Location	: Vancouver

Yours truly,
AUGUSTA RESOURCE CORPORATION

“Purni Parikh”
Purni Parikh
Vice President, Corporate Secretary